Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196886

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 13 DATED JANUARY 2, 2018
TO THE PROSPECTUS DATED APRIL 6, 2017

This supplement No. 13 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 13 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of December 31, 2017;
•the status of our offering;
•the status of our share repurchase plan;
•the addition of a Third Party Administrator;
•an electronic signature option; and
•the recent share pricing information.

Components of NAV
The following table provides a breakdown of the major components of our NAV as of December 31, 2017:

	December 31, 2017
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares	Total
Real estate investments (1)	$1,287,772,000	$704,255,000	$203,624,000	$137,921,000	$139,774,000	$2,473,346,000
Debt	(493,261,000)	(269,754,000)	(77,995,000)	(52,828,000)	(53,538,000)	(947,376,000)
Other assets and liabilities, net	16,276,000	8,901,000	2,573,000	1,742,000	1,766,000	31,258,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$810,787,000	$443,402,000	$128,202,000	$86,835,000	$88,002,000	$1,557,228,000
Number of outstanding shares	69,482,276	37,913,989	10,957,660	7,421,466	7,531,714
NAV per share	$11.67	$11.69	$11.70	$11.70	$11.68

(1)	The value of our real estate investments was greater than the historical cost by approximately 6.9% as of December 31, 2017.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of December 31, 2017:

	Apartment	Industrial	Office	Retail	Other (1)	Total Company
Exit capitalization rate	5.40%	5.75%	5.71%	5.66%	6.25%	5.64%
Discount rate/internal rate of return (IRR)	6.77	6.36	6.49	6.38	8.17	6.52
Annual market rent growth rate	3.13	3.00	2.79	3.12	3.41	3.03
Holding period (years)	10.00	10.00	10.00	10.00	22.30	10.19

(1)
Other includes Chicago and South Beach parking garages. South Beach Parking Garage is subject to a ground lease and the appraisal incorporates discounted cash flows over its remaining lease term and therefore does not utilize an exit capitalization rate.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our real estate investment value as of December 31, 2017:

Input
Discount Rate - weighted average	0.25% increase	(1.8)%
Exit Capitalization Rate - weighted average	0.25% increase	(2.6)%
Annual market rent growth rate - weighted average	0.25% decrease	(1.2)%
Status of the Offering
We commenced our First Extended Public Offering of up to $2,700,000,000 in shares of common stock on January 16, 2015, of which $2,400,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of December 31, 2017, we have received aggregate gross proceeds of approximately $1,005,778,000 including $611,963,000 from the sale of 54,338,754 Class A shares, $218,026,000 from the sale of 19,427,590 Class M shares, $99,695,000 from the sale of 8,843,571 Class A-I shares and $76,094,000 from the sale of 6,826,589 Class M-I shares pursuant to our primary offering. As of December 31, 2017, there were $1,394,222,000 in shares of our common stock in our primary offering available for sale. As of December 31, 2017, we have received approximately $76,527,000 pursuant to our distribution reinvestment plan, including $47,835,000 from the sale of 4,245,964 Class A shares, $16,669,000 from the sale of 1,474,054 Class M shares, $6,161,000 from the sale of 543,377 Class A-I shares and $5,862,000 from the sale of 518,051 Class M-I shares. As of December 31, 2017, there were $223,473,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an institutionally managed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we raised a total of approximately $1,513,997,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan. We raised a total of approximately $24,296,000 during the quarter ending December 31, 2017.  As of December 31, 2017, our total Company NAV across all share classes was approximately $1,557,228,000.
Share Repurchase Plan Status
During the quarter ended December 31, 2017, we redeemed 1,841,885 shares for a total of approximately $21,441,000 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from January 1, 2018 through March 31, 2018 are limited to approximately $77,861,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Third Party Administrator

Effective January 1, 2018, our NAV and our NAV per share are calculated by ALPS Fund Service Inc., which we refer to as ALPS or our Third Party Administrator, in accordance with the valuation guidelines established by our board of directors. Our advisor is responsible for reviewing and confirming our NAV, and overseeing the process around the calculation of our NAV, in each case, as performed by ALPS.

Electronic Signature
Subscription agreements may be executed manually or by electronic signature except in states in which the use of such electronic signature has not been approved; provided that a participating broker-dealer adopts a process that complies with all applicable laws, rules and regulations, but any such electronic subscription method would require all the same information and representations required by our paper subscription method. Should you execute the subscription agreement electronically, your electronic signature, whether digital or encrypted, included in the subscription agreement is intended to authenticate the subscription agreement and to have the same force and effect as a manual signature. Electronic signature means any electronic symbol or process associated with a record and adopted by you with your intent to sign such record.
Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from December 1 to December 31, 2017, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
December 1, 2017	$11.67	$11.72	$11.72	$11.73	$11.71
December 4, 2017	$11.67	$11.72	$11.72	$11.73	$11.71
December 5, 2017	$11.67	$11.72	$11.73	$11.73	$11.72
December 6, 2017	$11.68	$11.72	$11.73	$11.73	$11.72
December 7, 2017	$11.68	$11.72	$11.73	$11.73	$11.72
December 8, 2017	$11.68	$11.72	$11.73	$11.74	$11.72
December 11, 2017	$11.68	$11.73	$11.73	$11.74	$11.72
December 12, 2017	$11.68	$11.73	$11.73	$11.74	$11.73
December 13, 2017	$11.68	$11.73	$11.74	$11.74	$11.73
December 14, 2017	$11.68	$11.73	$11.73	$11.74	$11.73
December 15, 2017	$11.68	$11.73	$11.74	$11.74	$11.73
December 18, 2017	$11.69	$11.73	$11.74	$11.74	$11.73
December 19, 2017	$11.71	$11.76	$11.76	$11.77	$11.75
December 20, 2017	$11.71	$11.75	$11.76	$11.77	$11.75
December 21, 2017	$11.71	$11.76	$11.76	$11.77	$11.76
December 22, 2017	$11.75	$11.80	$11.80	$11.81	$11.79
December 26, 2017	$11.75	$11.80	$11.80	$11.81	$11.79
December 27, 2017	$11.75	$11.80	$11.80	$11.81	$11.79
December 28, 2017	$11.75	$11.80	$11.80	$11.81	$11.80
December 29, 2017 (2)	$11.67	$11.69	$11.70	$11.70	$11.68

(1)	Shares of Class D common stock are currently being offered pursuant to a private placement offering.

(2)
On November 9, 2017, our board of directors approved a gross dividend for the fourth quarter of 2017 of $0.125 per share to stockholders of record as of December 28, 2017. The decrease in share price on December 29, 2017 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.